

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

John Hilburn Davis IV
Chief Executive Officer
Digital Brands Group, Inc.
1400 Lavaca Street
Austin, TX 78701

   Re: Digital Brands Group, Inc.
     Registration Statement on Form S-3
     Filed October 28, 2022
     File No. 333-268045

Dear John Hilburn Davis IV:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Alyssa Wall at 202-551-8106 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Trade & Services

cc: Thomas Poletti